FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)


COLT Telecom Group plc (the "Company")

Intention to exercise compulsory transfer provisions

As announced on 30 March 2006, in order to comply with the conditions imposed by US regulators for SEC deregistration, the Company intends to reduce the number of US residents holding its Ordinary Shares and/or ADRs to less than 300 persons. Today, the Company determined that those US Holders with an interest in less than 20,000 Ordinary Shares (equivalent to 5,000 ADRs) will be required to sell their Ordinary Shares. It is anticipated that sale notices will be despatched to those US Holders on 18 May 2006.

For further information regarding the compulsory sale process and termination of the ADR programme, please see COLT's website for a list of frequently asked questions (http://www.colt.net/uk/en/investors) or contact the US shareholder helpline on: 1-866-753-7987 (if calling from the US), 0800 288 9409 (if calling from the UK) or +44 (0) 8782 3690 (if calling from outside the US or the UK).

Ends

For further information:

Luke Glass
COLT
luke.glass@colt.net
+44 (0)20 7390 3681






                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 10 May, 2006                            COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary